Delisting Determination,The Nasdaq Stock Market, LLC, September 27, 2018, Tintri, Inc. The Nasdaq
Stock Market, Inc. (the Exchange) has determined to remove from listing the common stock of Tintri, Inc.
(the Company), effective at the opening of the trading session on October 8, 2018. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5250(c)(1). The Company was notified of the Staffs determination on July 3, 2018. The Company did not appeal the Staff determination to the Hearings Panel, and the Staff determination to delist the Company became final on July 12, 2018.